Exhibit 99.1

Press Release

Descartes Announces Results of Annual Meeting of Shareholders
WATERLOO, Ontario — June 13, 2024 — The Descartes Systems Group Inc. (the “Corporation”) announced the voting results from its annual meeting of shareholders held on Thursday, June 13, 2024 (the “Meeting”).

Meeting Results

The following matters, as set out in more detail in its Management Information Circular dated May 1, 2024, were considered and voted on by shareholders at the Meeting:

General
The total number of common shares of the Corporation represented in person or by proxy at the Meeting was 75,081,077 which represented 87.93% of the 85,390,142 common shares of the Corporation that were outstanding as of the record date for the Meeting, being April 26, 2024.

Election of Directors
On a vote by ballot, each of the following 10 nominees proposed by management of the Corporation was elected as a director of the Corporation:

Director Nominee	Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Votes AGAINST
Deepak Chopra	73,676,165	99.20%	596,867	0.80%
Deborah Close	73,226,518	98.59%	1,046,514	1.41%
Eric Demirian	71,128,917	95.77%	3,144,114	4.23%
Sandra Hanington	73,394,717	98.82%	878,315	1.18%
Kelley Irwin	73,970,478	99.59%	302,553	0.41%
Dennis Maple	73,878,334	99.47%	394,698	0.53%
Chris Muntwyler	73,393,030	98.82%	880,002	1.18%
Jane O’Hagan	72,818,746	98.04%	1,454,286	1.96%
Edward Ryan	73,683,795	99.21%	589,237	0.79%
John Walker	72,402,933	97.48%	1,870,099	2.52%

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved

Appointment of Auditors

On a vote by ballot, KPMG LLP, Chartered Professional Accountants and Licensed Public Accountants, were appointed as the auditors of the Corporation until the close of the next annual meeting of shareholders or until their successors are appointed.

Number of Votes FOR	Percentage of Votes FOR	Number of Votes WITHHELD	Percentage of Votes WITHHELD
74,936,601	99.81%	144,458	0.19%

Amendment to Performance and Restricted Share Unit Plan

On a vote by ballot, the resolution proposed by management of the Corporation to make certain amendments to the Corporation’s Performance and Restricted Share Unit Plan was approved:

Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Votes AGAINST
73,267,379	98.65%	1,005,652	1.35%

Say-On-Pay

On a vote by ballot, the “Say-On-Pay” resolution proposed by management of the Corporation was approved.

Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes AGAINST
72,489,754	97.60%	1,783,278	2.40%

About Descartes

Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, security and sustainability of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, track and help improve the safety, performance and compliance of delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world’s largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.

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Descartes Investor Contact:
Laurie McCauley (519) 746-2969
investor@descartes.com

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved